

October 5, 2022

Peter Blume-Jensen, M.D., Ph.D.
Chief Executive Officer
Acrivon Therapeutics, Inc.
480 Arsenal Way, Suite 100
Watertown, MA 02472

> **Re: Acrivon Therapeutics, Inc.**
> **Amendment No. 1 to Draft Registration Statement on Form S-1**
> **Submitted September 22, 2022**
> **CIK No. 0001781174**

Dear Peter Blume-Jensen:

We have reviewed your amended draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

Amendment No. 1 to Draft Registration Statement on Form S-1 submitted September 22, 2022

Prospectus Summary
Overview, page 1

1. We note your response to comment 1 and reissue. We disagree with your conclusion that it is appropriate to state that your OncoSignature test has achieved "preclinical validation" or "has been validated in preclinical studies." We note the U.S. Food and Drug Administration ("FDA"), draft guidance "Principles for Codevelopment of an In Vitro Companion Diagnostic Device with a Therapeutic Product" from July 16, 2016 you reference in your response, defines "analytical validation" as the demonstration that the in vitro companion diagnostic can accurately and reliably detect or measure the analyte it is intended to detect or measure. If accurate, you can state that your OncoSignature test has

completed the clinical trial assay "analytical validation" prior to entering the phase 2 clinical trials. However, your disclosure should also clarify that OncoSignature companion diagnostic test has not been approved or otherwise advise.

Our Lead Clinical Candidate ACR-368, page 3

2.   We note your response to comment 5 and revised disclosure on page 4. Please revise further to provide balancing disclosure that there can be no assurance that the FDA will permit you to utilize and expedited approval process or that your intended approach will be sufficient for regulatory approval.

Our Pipeline, page 3

3.   We note your response to comment 6 and reissue in part. Please revise your pipeline tables here and on page 106 to change the "registrational" column to "Phase 3" because you may be required to conduct a Phase 3 clinical trial prior to registration for all of your product candidates currently included in your pipeline table. We do not object to you disclosing in a footnote that you believe your Phase 2 trial for ACR-368 could potentially be registrational under an accelerated approval pathway if accurate.

4.   We note your response to comment 9 and disagree with your reasons for continuing to include ACR-368 multiple times for each indication. You may add narrative disclosure either before or after your pipeline table to discuss the different trials you plan to conduct based on whether or not a potential patient is OncoSignature-positive or negative.

Clinical development of ACR-368 for patients with ovarian and other solid cancers of high unmet treatment need, page 118

5.   We note your disclosure elsewhere that "[yo]ur OncoSignature test is being developed with Akoya Biosciences, Inc., or Akoya, pursuant to a companion diagnostic agreement." We also note your disclosure here that you have begun enrolling patients in your Phase 2 clinical trial. Please update your disclosure to clarify if the OncoSignature tests to be used in the study will be procured and manufactured by Akoya or otherwise advise.

Summary of adverse events from published reports on clinical trials with ACR-368 monotherapy dosed at RP2D, page 125

6.   We note your response to comment 17 and reissue in part. Please update your narrative disclosure here and your risk factor disclosure on page 24 to clarify that adverse events greater than or equal to Grade 3 are considered "serious adverse events" or otherwise advise.

Patent License Agreement, page 141

7.   Please update your disclosure to clarify which product(s) or product candidates(s) are covered by the patent license agreement.

General

8.   We note your response to comment 25 and reissue in part. We note there is still illegible text in Figure 20 on page 131. To the extent that the illegible text is not necessary to understand the graphic, consider removing the text. Otherwise, revise as appropriate so the text is legible. In addition, please include a legend or otherwise provide additional narrative disclosure explaining what this figure represents.

You may contact Li Xiao at 202-551-4391 or Lynn Dicker at 202-551-3616 if you have questions regarding comments on the financial statements and related matters. Please contact Daniel Crawford at 202-551-7767 or Jason Drory at 202-551-8342 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Life Sciences

cc: Ryan Sansom